

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2024

Stephen Walker
Chief Financial Officer
Taboola.com Ltd.
16 Madison Square West
7th Floor
New York, NY 10010

        Re: Taboola.com Ltd.
             Form 10-K for the Year Ended December 31, 2023
             Filed February 28, 2024
             Form 10-Q for the Quarter Ended September 30, 2024
             Filed November 7, 2024
             File Number 001-40566

Dear Stephen Walker:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology